ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 22, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mara L. Ransom/Daniel Porco — Legal

Jim Allegretto/Jason Niethamer — Accounting

Re:                                                                             DAVIDsTEA Inc.

Registration Statement on Form F-1

Filed April 2, 2015 and Amended on April 17, 2015 and May 18, 2015
File No. 333-203219

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for public filing with the Securities and Exchange Commission (the “SEC”) via EDGAR the following responses to the comment letter dated May 21, 2015 from the Staff regarding Amendment 2 to the Registration Statement on Form F-1 filed May 18, 2015 (the “Registration Statement”).

For your convenience, the Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company responses are to the page numbers in the Registration Statement.

Recent Developments

Preliminary First Quarter Results, page 6

1.              We note the inclusion of preliminary financial results as of the fiscal quarter ended May 2, 2015. It appears that the presentation of these preliminary results in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

•                Please advise us why you believe that presenting your estimated increase in sales without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as costs of goods sold or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

•                To the extent you include disclosure regarding your estimated increases in comparable store sales, please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the increases in comparable store sales. The nature of any unusual or non-recurring items that have impacted or are expected to impact the preliminary results should also be disclosed.

•                We note your statement that the final results for the quarter may be materially different than the preliminary results provided in this amendment. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended May 2, 2015, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that, because the Company’s quarter-end closing process is incomplete, currently only sales data is available to the Company, the exclusion of which the Company believes may be potentially misleading to investors. The Company advises the Staff that it believes it would be inappropriate to include disclosure regarding changes in other financial statement line items for the fiscal quarter ended May 2, 2015 because such information is in the process of being compiled, and inclusion of any ranges with respect to such data risks being inaccurate and potentially misleading to prospective investors.

The Company proposes to amend the Registration Statement on page 7 as set forth in the revised disclosure in Attachment A to this letter to provide additional disclosure pertaining to the Company’s estimated increase in comparable sales, similar to such disclosure provided elsewhere in the Registration Statement for other completed financial periods.

In addition, the Company advises the Staff that it will remove the statement from page 6 of the Registration Statement that the final results for the quarter may be materially different than the preliminary results disclosed in the Registration Statement.

The Company also confirms that if, prior to the effective date of the Registration Statement, more precise numbers become available as the Company conducts its financial closing procedures for the fiscal quarter ended May 2, 2015, or its financial statements for the most recent quarter become available, the Company will include such information in the Registration Statement in order for such information to be available to potential investors.

Dilution, page 44

2.              Please tell us why you have changed the narrative description on how you calculate net tangible book value per common share. We remind you that net tangible book value per share as of January 31, 2015 should be that of common equity before any non-equity stock conversions as was noted in comment 7 in our letter dated January 16, 2015. Please also tell us why you removed the narrative explanation around pro forma as adjusted net tangible book value per share. Alternatively, you may revise your filing to reflect a presentation similar to Amendment Number 1 to Form F-1 filed on April 17, 2015.

Response to Comment 2

The Company acknowledges the Staff’s comment and will revise the disclosure on page 44 of the Registration Statement to reflect a presentation similar to Amendment Number 1 to the Form F-1 filed on April 17, 2015, as set forth in the revised disclosure in Attachment A to this letter.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:

Sylvain Toutant

Luis Borgen